UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54065

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	October 31, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

AVALON HOLDING GROUP, INC.
Full Name of Registrant

Former Name if Applicable

6536 102nd Place NE,
Address of Principal Executive Office (Street and Number)

Kirland, WA 98033
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the nine months ended October 31, 2013 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of December 16, 2013.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dennis Shafer	(775)	321-8237
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
Our net loss for the nine month period ended October 31, 2013 is expected to total approximately $345,000 compared to a loss of $86,414 during the same period from the prior fiscal year. During the nine month period ended October 31, 2013, we have generated approximately $27,400 in gross revenue and incurred General and Administrative expense of approximately $225,000, Advertising & Marketing expense of approximately $116,000 and Management fees of $24,000, as compared to General and administrative expense of $40,028, Advertising & Marketing expense of $39,325 and Management fees of $15,000 for the same nine month period in fiscal 2012. The increase in our General and administrative expenses for the nine month period ended  October 31, 2013, compared to the same period from the prior fiscal year was due to increased audit, accounting, legal and filing expenses, as well as the increased costs of operation of our wholly owned subsidiary. The increase in in our Advertising and Marketing expense and our Management fees was due to operation of our wholly owned subsidiary.

AVALON HOLDING GROUP, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 16, 2013	By:	/s/ Denis Shafer
		Name:	Denis Shafer
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).